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                                                  /  OMB Number: 3235-0360     /
                                                  /  Expires:   July 31, 1991  /
                                                  /  Estimated average burden  /
                                                  /  hours per response....0.05/
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                                  FORM N-17f-2

               Certificate of Accounting of Securities and Similar
                          Investments in the Custody of
                         Management Investment Companies

                    Pursuant to Rule 17f-2 [17 CFR 270.17f-2]


1. Investment Company Act File Number:              Date examination completed:

811-09689                                           07/5/2002

2.  State Identification Number:

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       AL           AK          AZ           AR             CA           CO
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       CT           DE          DC           FL             GA           HI
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       ID           IL          IN           IA             KS           KY
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       LA           ME          MD           MA             MI           MN
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       MS           MO          MT           NE             NV           NH
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       NJ           NM          NY           NC             ND           OH
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       OK           OR          PA           RI             SC           SD
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       TN           TX          UT           VT             VA           WA
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       WV           WI          WY           PUERTO RICO
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       Other (specify):

3. Exact name of investment company as specified in registration statement:

   Wells Fargo Core Trust

4. Name under which business is conducted, if different from above:

5. Address of principal place of business (number, street, city, state, zip code): 525 Market St. San Francisco, CA 94105

INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

Investment Company

1. All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3. Submit this Form to the securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

         THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

Note: The estimated average burden hours are made solely for purposes of the Paperwork Reduction Act, and are not derived from a comprehensive or even a representative survey or study of the costs of SEC rules and forms. Direct any comments concerning the accuracy of the estimated average burden hours for compliance with SEC rules and forms to Kenneth A. Fogash, Deputy Executive Director, U.S. Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 and Gary Waxman, Clearance Officer, Office of Management and Budget, Room 3208 New Executive Office Building, Washington, D.C. 20503.


                                   Appendix A
                             Wells Fargo Core Trust


Account Name

Wells Fargo Core Trust Managed Fixed Income Portfolio
Wells Fargo Core Trust Tactical Maturity Bond Portfolio
Wells Fargo Core Trust Stable Income Portfolio
Wells Fargo Core Trust Strategic Value Bond Portfolio
(formerly Wells Fargo Core Trust Positive Return Bond Portfolio)

                              [LETTERHEAD OF KPMG]

                          INDEPENDENT AUDITORS' REPORT


To the Board of Trustees
Wells Fargo Core Trust

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that the Portfolios of Wells Fargo Core Trust (the "Portfolios") as listed in Appendix A, complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the Act) as of May 31, 2002. Management is responsible for the Portfolios' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Portfolios' compliance based on our examination.

Our examination was made in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Portfolios' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of May 31, 2002, and with respect to agreement of security purchases and sales, for the period March 31, 2002, the date of our last examination, through May 31, 2002:

(1) Inspection of documentation of all securities located in the vault, if any, of Wells Fargo Bank Minnesota, N.A., the Custodian;

(2) Inspection of documentation of securities held in book entry form by Participant Trust Company, Bankers Trust Company, Bank of New York, Morgan Stanley Trust Company, Depository Trust Company, and the Federal Reserve Bank and examination of selected security position reconciliations;

(3) Inspection of documentation of other securities held in safekeeping by the Custodian but not included in (1) or (2) above and examination of selected security position reconciliations;

(4) Confirmation or inspection of documentation of all securities purchased but not received, hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledges and/or transfer agents;

(5) Reconciliation of all such securities to the books and records of the Portfolios and the Custodian; and

(6)  Tests of selected security transactions since the date of our last report.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Portfolios' compliance with the specified requirements.

In our opinion, management's assertion that the Portfolios of Wells Fargo Core Trust complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of May 31, 2002, with respect to securities reflected in the investment accounts of the Portfolios of Wells Fargo Core Trust, are fairly stated, in all material respects.

This report is intended solely for the information and use of management, the Board of Trustees of the Portfolios of Wells Fargo Core Trust as listed in Appendix A and the Securities and Exchange Commission, and is not intended to be and should not be used by anyone other than these specified parties.

/s/ KPMG LLP

San Francisco, California
July 5, 2002

[KPMG LOGO]

                                   APPENDIX A
                                   CORE TRUST

ACCOUNT NAME

Wells Fargo Core Trust Managed Fixed Income Portfolio
Wells Fargo Core Trust Stable Income Portfolio
Wells Fargo Core Trust Strategic Value Bond Portfolio
Wells Fargo Core Trust Tactical Maturity Bond Portfolio
(formerly Wells Fargo Core Trust Positive Return Bond Portfolio)

July 5, 2002

KPMG LLP
Three Embarcadero Center
San Francisco, CA 94110 - 4073

RE: Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940

Ladies and Gentlemen:

We, as members of management of the funds listed in Appendix A, Wells Fargo Core Trust (the "Funds"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Portfolios' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of May 31, 2002, and for the period from March 31, 2002 through May 31, 2002.

Based on this evaluation, we assert that the Portfolios were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of May 31, 2002, and for the period from March 31, 2002 through May 31, 2002, with respect to securities reflected in the investment accounts.


Sincerely,


DENISE LEWIS
VICE PRESIDENT
WELLS FARGO MUTUAL FUNDS GROUP

                                   APPENDIX A
                             WELLS FARGO CORE TRUST

ACCOUNT NAME

Wells Fargo Core Trust Managed Fixed Income Portfolio
Wells Fargo Core Trust Stable Income Portfolio
Wells Fargo Core Trust Strategic Value Bond Portfolio
Wells Fargo Core Trust Tactical Maturity Bond Portfolio
(formerly Wells Fargo Core Trust Positive Return Bond Portfolio)